Exhibit 99.2
Media Relations Contact
Lucas van Grinsven — Corporate Communications — +31 40 268 3949 — Veldhoven, NL
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona, USA
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, NL
ASML shareholders approve EUR 960 million capital repayment and reverse stock split
VELDHOVEN, the Netherlands, July 17, 2007 — Today’s extraordinary General Meeting of shareholders of ASML Holding NV (ASML) approved the return of approximately EUR 960 million to shareholders.
Following an announcement on May 31 to return cash to shareholders, the extraordinary General Meeting of Shareholders approved all three proposals to amend the company’s Articles of Association. As a result of these amendments, EUR 2.04 per ordinary share will be distributed in cash and a consolidation of all outstanding ordinary shares at a ratio of 8 for 9 will occur.
The exact record date for payment on the ordinary shares and the effectuation of the reverse stock split will be announced in due course.
ASML has shown its ability to be profitable throughout industry cycles and generate cash above its operational needs. It is committed to return excess cash to shareholders and to regularly review the efficiency of the company’s capital structure.
In addition, the extraordinary General Meeting of Shareholders also appointed Mr. R. Deusinger as member of the Supervisory Board, effective July 17, 2007.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the website at ASML.com.